

Mail Stop 3720

October 23, 2009

Masao Yamamoto
Chief Executive Officer
PPOL, INC.
3070 Bristol St.
Suite 440
Costa Mesa, CA 92626

> **Re: PPOL, INC.**
> **Item 4.01 Form 8-K**
> **Filed October 2, 2009, as amended October 21, 2009**
> **File No. 0-50065**

Dear Mr. Yamamoto:

  We have reviewed your Form 8-K/A filed October 21, 2009 and have the following comments.

Item 4.01 Form 8-K filed October 2, 2009, as amended October 21, 2009

1. We reissue prior comment one from the letter dated October 7, 2009. Your filing as is stands discloses that the Board of Directors accepted the resignation. Amend your filing to disclosure whether the board of directors recommended or approved the decision to change accountants. Please revise accordingly.

2. Revise to extend the disclosures of Item 304(a)(1)(iv) of Regulation S-K through the resignation date of September 29, 2009.

3. We reissue prior comment three from the letter dated October 7, 2009. In your amended filing include the Exhibit 16 letter of your former independent registered public accounting firm as required by Paragraph (a)(3) of Item 304 of Regulation S-K.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact me at (202) 551-3364 if you have any questions.

Sincerely,

Michael Henderson
Staff Accountant